UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 5, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FORCE PROTECTION INC.

File No. 001-33253 – CF# 26490

Force Protection Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 9, 2011, as amended on March 16, 2012.

Based on representations by Force Protection Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.79 (except for Annex A and Annex B, which are not filed)	through August 24, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel